Via EDGAR

May 24, 2013

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549-4561

RE:	First Data Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 19, 2013
File No. 001-11073

Dear Mr. Gilmore,

Included below are the Company’s responses to the comments in the Staff’s letter dated May 7, 2013.  For your convenience, the Staff’s comments have been incorporated verbatim below and the Company’s responses thereto have been set forth immediately after each comment.

General

1.              It appears that you have not filed a registration statement under the Securities Exchange Act and that your reporting obligations became automatically suspended under Section 15(d) of the Securities Exchange Act. Please confirm that you are a voluntary filer and ensure that the cover pages of your periodic reports indicate that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act and that you have not been subject to such filing requirements for the past 90 days. Further, confirm that you will include a risk factor in future filings that alerts potential investors to the limited reporting status of the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Additionally, given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. If you intend to continue to file periodic reports pursuant to your obligations under the Indentures, provide appropriate disclosure that you will be a “voluntary filer.”

Response:

The Company confirms that it is a voluntary filer.  The Company will ensure that the cover pages of future periodic reports indicate that the Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act and has not been subject to such filing requirements for the past 90 days. The Company will also add disclosure substantially as follows to future period reports to clarify that it is a “voluntary filer”.

The registrant has not been subject to the filing requirements of Section 13 or 15(d) of the Exchange Act since January 1, 2012; however, registrant filed all reports since that time that would have been required to be filed since that date if it were subject to Section 13 or 15(d) of the Exchange Act.

Additionally, the Company will add a risk factor substantially as follows to future period reports in response to the Staff’s comment.

As a voluntary filer, the information provided in our periodic reports is subject to limited regulatory oversight which may adversely impact our ability to provide accurate and complete financial reports.  In addition, we could discontinue filing with the SEC at any time.

We are currently a voluntary filer and not subject to the periodic reporting requirements of the U.S. Securities and Exchange Commission (“SEC”).  While we are required to provide certain information, including financial information, about our company to holders of our indebtedness pursuant to the agreements governing such indebtedness, we may discontinue filing periodic reports with the SEC at any time.  As a voluntary filer, our periodic reports will be subject to less oversight and regulatory scrutiny than those subject to the periodic reporting requirements of the SEC. In addition, even if we file a registration statement that is declared effective during the year and we become subject to the periodic reporting requirements of the SEC, any of our periodic reporting responsibilities will automatically terminate in the event that we have less than 300 shareholders after the year in which any registration statement that we file with the SEC becomes effective.

Business, page 2

2.              Please tell us what consideration you have given to discussing the “two significant merchant alliance relationships with financial institutions” that you reference on page 5 and filing any material agreements with these financial institutions as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. It is unclear whether one of these two merchant alliance relationships is with Bank of America N.A.

Response:

Neither of the alliance relationships referred to in our disclosure is the Company’s consolidated alliance with Bank of America N.A.  Rather, this was a reference to two alliances which are accounted for under the equity method of accounting.  Upon further consideration, we acknowledge that the statement regarding significance was made without giving full consideration to the technical definition of “significant”.  As discussed in Item 1, the varying forms of alliances are an important part of the Company’s strategy; however, none of the alliances accounted for under the equity method of accounting are significant pursuant to the calculations prescribed by Regulation S-X Rule 1-02(w).  As a result, in future filings, we will no longer refer to these alliances as significant.

We note the Staff’s comment regarding filing material agreements made in the ordinary course of business, such as those with these financial institutions, if the Company is substantially dependent upon the agreements as described in Item 601(b)(10)(ii)(B) of Regulation S-K. As noted above, the relationships with the financial institutions are not considered significant to the Company and, therefore, the Company is not substantially dependent upon the agreements with the financial institutions.

Risk Factors, page 14

3.              Please tell us what consideration you have given to adding a risk factor that discusses the uncertainties and effects of management’s conclusion that your disclosure controls and procedures and your internal control over financial reporting were not effective as of December 31, 2012.

Response:

The following details consideration given by the Company before concluding it was not necessary to add a risk factor to its Item 1A in its Form 10-K that would discuss our conclusion that internal controls over financial reporting were not effective.

The Company included, in item 9A of our Form 10-K, a detailed description of the issue giving rise to its conclusion that internal controls over financial reporting were not effective as of December 31, 2012.

The Company further disclosed the specific causes of the issue as well as its remediation plan to address the issue.

The Company contends that it was in a fairly unique situation in that it concluded that it had a material weakness, but this weakness did not result in a need to amend any prior filings. That is to say, our previously issued financial statements were not materially misstated.

The Company also considered that this control breakdown related specifically to the establishment and measurement of tax valuation allowances, which is a very specific area of control.

The users of the financial statements are primarily holders of our debt. As such their primary focus is on the ability of the Company to generate liquidity. The area in which the control breakdown occurred is thus not an area of primary focus for these users as it does not impact the cash position of the Company.

Item 503 of Regulation S-K requires that the Company disclose “the most significant factors that make the offer speculative or risky.”

Based on the specific nature of the control breakdown and the fact that the breakdown did not result in any prior filings requiring amendment, and due to the fact that the breakdown occurred in an area not of primary focus to the core users of our financial statements, the Company respectfully submits that the existence of this specific material weakness is not a significant risk factor warranting specific disclosure in Item 1A.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 61

4.              We note the disclosure on page 74 of significant proceeds from sales, liquidations, and redemptions of investments during the periods presented. Please tell us how these are presented in your statements of cash flows and what consideration was given to the guidance in ASC 230-10-45-12.

Response:

Due to their unique nature, the sales of the investments referred to in this disclosure do not generate cash flows from investing activities as contemplated by ASC 230-10-45-12.  These investments are classified as settlement assets on the Company’s balance sheet. These settlement assets represent funds received for unsettled payment instrument transactions (settlement obligations), in most instances where the instrument has been issued but not yet cashed. The aggregate settlement asset balances are comprised principally of cash and cash equivalents and marketable securities; however, regardless of the form of the asset, it is classified as a settlement asset as it ultimately must be used to settle the outstanding settlement obligation. The cash proceeds received from the sale of marketable securities continues to be classified as settlement assets rather than as cash and cash equivalents in the Company’s financial statements.  That is, one category of settlement assets is simply exchanged for another. As a result, the sale of these investments has no impact on the Consolidated Statements of Cash Flows.

Note 13: Stock Compensation Plans, page 97

5.              We note your disclosure on pages 98 and 99 that subsequent to the May 2010 modifications, no stock based compensation has been recognized on certain stock options and restricted stock awards due to call rights held by Holdings. Please explain to us how you concluded that the repurchase right precludes the recognition of expense and refer to the authoritative guidance you relied upon when determining your accounting. As part of your response, please tell us whether these awards are classified as liabilities or equity and explain your basis for the classification.

Response:

Recognition:

All of the stock options and restricted stock awards referred to in our disclosures were issued by the Company’s parent, First Data Holdings, Inc. (“Holdings”).   The stock options and certain of the restricted stock awards have vesting terms with explicit service conditions.  Other restricted stock awards vest only upon the occurrence of a Qualified Public Offering, change in control, other liquidity events, as contractually defined (these occurrences are hereinafter referred to as a “Liquidity Event”) or upon involuntary termination without cause or termination due to death or disability.  All of these stock options and restricted stock awards are subject to repurchase features that become exercisable upon employee termination.

Upon involuntary termination without cause or termination due to death or disability (collectively “Involuntary Terminations”), Holdings may repurchase unexercised vested stock options at their intrinsic value as of the repurchase date and shares, including vested restricted stock awards and shares obtained through the exercise of options, at fair value.

Upon voluntary termination, Holdings may repurchase the shares obtained through the exercise of options at the lesser of the current fair value or the option’s exercise price.  Similarly, upon voluntary termination, Holdings may repurchase vested restricted stock awards at the lesser of the current fair value or the grant date fair value.  These call rights provide Holdings the ability to recover the shares without transferring any appreciation to an employee who leaves voluntarily prior to the expiration of the call rights.  These call rights expire in connection with a Liquidity Event.  In addition to these call rights; the awards are subject to employee put rights that become exercisable upon termination due to death or disability.

Substantively, the contractual terms of both options and restricted stock awards granted to employees provide for no value transfer to an employee when the employee voluntarily terminates in advance of a Liquidity Event.  Accordingly, we consider and have accounted for option and restricted stock award grants as having a performance condition that requires a Liquidity Event.  The contractual terms providing for payments to repurchase vested options and restricted stock awards in the event of Involuntary Terminations that preceded a Liquidity Event are, in substance, severance payments.  These payments are to repurchase options and restricted stock awards that have not substantively vested because their underlying performance condition, the Liquidity Event, has not been achieved before the Involuntary Terminations.  Accordingly, we account for potential payments in the event of Involuntary Terminations as severance payments.  As described below, this accounting is consistent with the specific requirements in ASC 718.

A key principle of ASC 718 is that compensation cost is only recorded for instruments for which the requisite service is provided.  This means for awards that vest based on meeting both an explicit service condition and a performance condition, the requisite service period is the longer of the explicit service period and the implied service period underlying the performance condition. With regard to performance conditions, while the employee may have remained employed and provided service during the requisite service period, the service alone is not sufficient to achieve vesting and the award will not vest unless the performance condition is met.

ASC 718-1-55-31 states “Under some share option arrangements, an option holder may exercise an option prior to vesting (usually to obtain a specific tax treatment); however, such arrangements generally require that any shares received upon exercise be returned to the entity (with or without a return of the exercise price to the holder) if the vesting conditions are not satisfied. Such an exercise is not substantive for accounting purposes.” While stock options granted by Holdings have stated vesting terms based on service (generally three to five years), there is no substance to vesting until the expiration of Holdings’ call rights described above. Since the call rights expire upon the occurrence of a Liquidity Event (a performance condition) of Holdings’ stock, the employee will not vest in the award unless the Liquidity Event occurs. Further, since Holdings has not commenced a Liquidity Event, we do not believe that the occurrence of such an event is currently probable.

While the employee is able to benefit from an award in the event of an involuntary termination without cause, death or disability, these contingent events are ordinarily not considered in the accounting for the award until they are probable of occurring. This is due partly to the same argument discussed above with respect to the assessment of probability of a Liquidity Event. We do not believe that events such as a Liquidity Event are probable until they occur.

By design, the stock options are intended to provide value to the employees upon occurrence of a Liquidity Event or Involuntary Termination, neither of which events are considered probable.  Based on the above discussion, we believe that the most appropriate accounting treatment is to recognize expense for these awards only when one of these events occurs.

As noted above, certain of the outstanding restricted stock awards vest only upon a Liquidity Event or upon Involuntary Termination. Consistent with the above conclusion for stock options, we believe that the most appropriate accounting treatment is to recognize expense for these awards only when one of these events occurs.   For the restricted stock awards that vest solely based on service conditions, expense is recognized over the requisite service period without regard to the call rights since those rights do not create an additional substantive vesting condition.

In future filings, we will enhance our disclosure to more clearly explain that the call rights create a substantive vesting condition, which meets the definition of a performance condition per ASC 718, which is not considered probable until the occurrence of one of the contingent events described above.

Classification:

Since the awards are issued by Holdings rather than by the Company, they are not presented as either equity or a liability on the Company’s balance sheet.  However, to the extent the requisite service is provided, the Company records expense and a corresponding capital contribution from Holdings.  The Company measures this expense and capital contribution using the grant date fair value as the awards are classified as equity awards by Holdings based upon the analysis below.

ASC 718-10-25-9 and 10 address the impact of repurchase features on award classification:

“A puttable (or callable) share awarded to an employee as compensation shall be classified as a liability if either of the following conditions is met:

(a) The repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued.   An employee begins to bear the risks and rewards normally associated with equity share ownership when all the requisite service has been rendered.  A repurchase feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it becomes probable that the event will occur within the reasonable period of time.

(b) It is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued. For this purpose, a period of six months or more is a reasonable period of time.

A puttable (or callable) share that does not meet either of those conditions shall be classified as equity.”

Only the put rights exercisable upon death or disability would permit the employee to avoid bearing the risks and rewards as discussed above.  However, this is a contingent event that is outside the employee’s control.  Thus, this feature does not meet condition (a) and does not require liability classification.

The call rights require examination under paragraph ASC 718-10-25-9 as they do give Holdings the ability to prevent the employee from bearing the risks and rewards of ownership.  We believe it is appropriate to focus on whether or not it is probable.

We believe the call rights associated with the voluntary terminations do not meet condition (b), as this repurchase feature is exercisable only upon voluntary termination of an employee - a contingent event- that is not probable and that renders vesting until the call rights expire to be non-substantive as employees that voluntarily terminate do not have the ability to profit from an option exercise.  Thus, an employee cannot complete the requisite service period until the call rights expire.

With respect to call rights triggered by the other termination events, Holdings does not have the intent or even the rights to prevent an employee from owning shares upon exercise of options or vesting of restricted stock awards.  The rights and intent to repurchase the shares are triggered only by certain termination events, none of which are considered probable on an individual employee-by-employee assessment.  Thus, if the occurrence of the contingent event is not probable, it cannot be probable that Holdings will exercise its contingent right and meet condition (b).

We also believe that it is important to consider the substance of the plan. The plan is not designed as an in-substance cash settled plan that ASC 718-10-25-9 is intended to address.  The plan is designed to encourage employee ownership and participation in the risks and rewards of owning shares in Holdings.  The repurchase features are designed to limit such participation to employees who complete the requisite service and exclude those employees that do not. Those that complete the requisite service will have the same liquidity opportunities as all other shareholders but there is no ability or intent for Holdings or the Company to cash-settle the awards.

We have concluded that it is not probable that Holdings will prevent an employee from bearing the risks and rewards normally associated with share ownership until the occurrence of one of the contingent events discussed above. Therefore, we believe that the awards should be classified as equity awards until one of these events becomes probable.

6.              Please explain your consideration of the repurchase feature as a forfeiture provision and how this feature may impact the grant date fair value. In this regard, we refer to you ASC 718-10-30-10 which indicates that any feature that continues after the requisite service period has been completed would be considered in determining the grant date fair value but would not necessarily impact the timing of recognition. As part of your response, please tell us how you considered the probability of repurchase when determining the implicit service period. In this regard, we note that ASC 718-10-55-73 indicates that if vesting is based on satisfying either a market or performance or service condition and it is probable that the performance or service condition will be satisfied, then the requisite service period generally is the shortest of the explicit, implicit or derived service periods.

Response:

Consistent with our response above, we believe that the repurchase feature is a forfeiture provision.  Accordingly, we have considered ASC 718-10-30-10; however, as the expiration of the call rights and the completion of the requisite service period are effectively coterminous based on the facts and circumstances described above, we believe that it is more appropriate to refer to ASC 718-10-30-11 which states  “A restriction that stems from the forfeitability of instruments to which employees have not yet earned the right, such as the inability either to exercise a nonvested equity share option or to sell nonvested shares, is not reflected in estimating the fair value of the related instruments at the grant date. Instead, those restrictions are taken into account by recognizing compensation cost only for awards for which employees render the requisite service.”  That said, we considered ASC 718-10-55-31’s requirement that the expected term be at least equal to the vesting period.  While the substantive vesting period is not determinable, in estimating the grant date fair value of stock options, we have used an expected term that is significantly longer than the stated vesting period in order to reflect the possibility that substantive vesting may not occur for an extended period of time.  We believe that this approach results in a reasonable estimate of fair value.

As explained in response to Comment 5 above, the awards require satisfaction of both the explicit service condition and the performance condition that results in the expiration of the call rights in order for the awards to vest. According to ASC 718-10-55-73, if an award has multiple conditions all of which must be satisfied for the award to vest, the requisite service period is the longest of the explicit, implied or derived service period. Moreover, such awards are not probable of vesting until a Liquidity Event occurs.

7.              Alternatively, if you did not consider the repurchase feature as a forfeiture provision, please tell us what consideration you gave to ASC 718-20-35-2. In this regard, a contingent feature that could require an employee to return the equity award would be accounted for if and when the contingent event occurs and would not necessarily prohibit the recognition of expense prior to that event occurring.

Response:

As noted in the above response, we do consider the repurchase feature to be a forfeiture provision.

Note 14: Employee Benefit Plans

Defined Benefit Plans, page 100

8.              We note that you disclose the weighted average discount rate and rate of compensation increase used in the measurement of the company’s benefit obligations. Please tell us what consideration was given to disclosing the expected long-term rates of return on plan assets. Please refer to ASC 715-20-50-1(k)(3).

Response:

ASC 715-20-50-1(k)(3) requires disclosure of the following:

“On a weighted-average basis, all of the following assumptions used in the accounting for the plans, specifying in a tabular format, the assumptions used to determine the benefit obligation and the assumptions used to determine net benefit cost:

1.  Assumed discount rates (see paragraph 715-30-35-45 for a discussion of representationally faithful disclosure)

2.  Rates of compensation increase (for pay-related plans)

3.  Expected long-term rates of return on plan assets.”

We have separately disclosed the assumptions used for benefit obligations and net benefit cost. The calculation for the benefit obligation relies upon an assumed discount rate and a rate of compensation increase but does not include an expected long-term rate of return on plan assets.  The assumptions used are included in a tabular format in our disclosure in the Form 10-K on page 101.  The calculation of net cost relies upon an assumed discount rate, rate of compensation increase and the expected long-term rate of return on plan assets.  The assumptions used in the calculation are included in a tabular format in our disclosure in the Form 10-K on page 102.  Based on the information disclosed we believe we are in compliance with the requirements set forth in ASC 715-20-50-1(k)(3).

9.              As a related matter, we note your disclosure that the assumptions for the U.S. plans and the foreign plans are comparable in the periods presented. Please demonstrate for us the comparability of the assumptions used for the U.S. and foreign plans for the periods presented.

Response:

The U.S. and U.K. plans comprise substantially all the Company’s benefit obligations and plan assets.  The significant assumptions for those plans are included below:

Assumption	As of December 31,	U.S. Plan	U.K. Plan	Weighted Average Assumption As Disclosed
Discount rate used in benefit obligation calculation	2012	3.51%	4.60%	4.29%
	2011	4.07%	5.00%	4.75%
	2010	5.16%	5.50%	5.40%
Rate of compensation increase used in benefit obligation calculation	2012	N/A	4.00%	3.95%
	2011	N/A	4.10%	3.77%
	2010	N/A	N/A (a)	4.00%
Discount rate used in net cost calculation	2012	4.07%	5.00%	4.71%
	2011	5.16%	5.50%	5.21%
	2010	5.72%	5.60%	5.55%
Expected long-term return on plan assets	2012	7.07%	5.90%	6.11%
	2011	6.95%	6.80%	6.83%
	2010	6.68%	6.90%	6.86%
Rate of compensation increase used in net cost calculation	2012	N/A	4.10%	3.60%
	2011	N/A	4.10%	4.24%
	2010	N/A	N/A (a)	4.00%

(a)         Consistent with our disclosure in the Form 10-K as of the year ended December 31, 2010 the Company had eliminated the effects of future compensation increases on the U.K. plan’s benefits.  In December 2011, the Company received judicial confirmation that a change in U.K. law restricted the Company’s ability to eliminate this benefit and as such the future compensation increases were reinstated as of the year ended December 31, 2011.

Based on the information presented we believe the assumptions used in our U.S. and U.K. plans are comparable.

Note 19: Supplemental Guarantor Condensed Consolidating Financial Statements, page 115

10.       We note your disclosure that certain of your debt is unconditionally guaranteed by certain subsidiaries that are wholly-owned. Please confirm that the guarantees are full, unconditional, joint and several and that the guarantor subsidiaries are 100% owned in accordance with Rule 3-10(f) of Regulation S-X and revise your disclosures in future filings accordingly.

Response:

The Company confirms that the guarantees are full, unconditional, joint and several and the guarantor subsidiaries are 100% owned in accordance with Rule 3-10(f) of Regulation S-X.

The Company will revise disclosures accordingly in future filings substantially similar to the disclosure included in the response to Comment 11 below.

11.       Your disclosure indicates that the subsidiary guarantees are unconditional. We note that the related indenture agreements contain certain release provisions. For example, in Section 11.06 of the Indenture agreement filed as Exhibit 10.2 to your August 20, 2012 Form 8-K there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing such release provisions to the guarantees in order to more accurately describe the qualifications to the subsidiary.

Response:

In response to the Staff’s comment, the Company proposes to revise the discussion of the guarantors’ full and unconditional guarantees in future filings substantially as follows to clarify that there are circumstances when the guarantors may be released from their obligations.

As described in Note _____ of these Consolidated Financial Statements, FDC’s 9.875% senior notes, 12.625% senior notes, 10.55% senior notes and 11.25% senior subordinated notes are guaranteed by substantially all existing and future, direct and indirect, wholly-owned, domestic subsidiaries of FDC other than Integrated Payment Systems Inc. (“Guarantors”). The Guarantors guarantee the senior secured revolving credit facility, senior secured term loan facility, the 8.875% senior secured notes, the 7.375% senior secured notes and the 6.75% senior secured notes, which rank senior in right of payment to all existing and future unsecured and second lien indebtedness of FDC’s guarantor subsidiaries to the extent of the value of the collateral. The Guarantors guarantee the 8.25% senior second lien notes and 8.75%/10.00% PIK toggle senior second lien notes which rank senior in right of payment to all existing and future unsecured indebtedness of FDC’s guarantor subsidiaries to the extent of the value of the collateral. The 9.875% senior note, 12.625% senior note, 10.55% senior note and 11.25% senior subordinated note guarantees are unsecured and rank equally in right of payment with all existing and future senior indebtedness of the guarantor subsidiaries but senior in right of payment to all existing and future subordinated indebtedness of FDC’s guarantor subsidiaries. The 11.25% senior subordinated note guarantees are unsecured and rank equally in right of payment with all existing and future senior subordinated indebtedness of the guarantor subsidiaries.

All of the above guarantees are full, unconditional, and joint and several and each of the Guarantors is 100% owned, directly or indirectly, by FDC.  None of the other subsidiaries of FDC, either direct or indirect, guarantee the notes (“Non-Guarantors”). The Guarantors are subject to release under certain circumstances as described below.

The credit agreement governing the guarantees of the senior secured revolving credit facility and senior secured term loan facility provide for a Guarantor to be automatically and unconditionally released and discharged from its guarantee obligations in certain circumstances, including when the Guarantor ceases to constitute a “restricted subsidiary” for purposes of the agreement covenants because:

•   FDC no longer directly or indirectly owns 50% of the equity or, if a corporation, stock having voting power to elect a majority of the board of directors of the Guarantor; or

•   Designation of the Guarantor as an “unrestricted subsidiary” for purposes of the agreement covenants;

The indentures governing all of the other guarantees described above provide for a Guarantor to be automatically and unconditionally released and discharged from its guarantee obligations in certain circumstances, including upon the earliest to occur of:

•   The sale, exchange or transfer of the subsidiary’s capital stock or all or substantially all of its assets;

•   Designation of the Guarantor as an “unrestricted subsidiary” for purposes of the indenture covenants;

•   Release or discharge of the Guarantor’s guarantee of certain other indebtedness; or

•   Legal defeasance or covenant defeasance of the indenture obligations when provision has been made for them to be fully satisfied.

*    *    *    *    *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 303-967-7129.

Sincerely,

/s/ BARRY D. COOPER

Barry D. Cooper
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)